UNI-PIXEL, INC.

May 29, 2015

VIA EDGAR

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Uni-Pixel, Inc.
Registration Statement on Form S-3
Filed April 28, 2015
File No. File No. 333-203691

Dear Mr. Mancuso:

This letter is in response to your letter dated May 21, 2015 to Uni-Pixel, Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”).  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company is providing amendment number 1 to the Registration Statement (the “Amendment”) for your review. Capitalized terms not defined in the response to comment number 1 are defined in the response to comment number 2.

Fee table

1.
We note that you are registering for sale “an additional 1,867,252 additional shares contractually required to be registered . . . as a 100% share reserve for the senior secured convertible notes.” Please tell us the purpose of the share reserve and the events that must occur before those additional shares become issuable; demonstrate in your response how the number of shares registered for resale represents a good-faith estimate of the maximum number of shares that you may issue upon the conversion. Also, clarify in your disclosure whether any of the offered shares relate to the potential future $5 million investment described on page 5 of your prospectus. For guidance, please see the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 139.10 available of the Commission’s website.

In conjunction with the Private Placement Transaction discussed below, the Company agreed to register 200% of the maximum number of Conversion Shares issued and issuable pursuant to the Notes to provide for the availability of a number of shares that the Company estimated could be issued upon conversion of the Notes. The reserve shares could be issued as a result of the following.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

The Notes permit the selling stockholders to accelerate payments of Installment Amounts, as defined in the Notes. If an Installment Amount is accelerated, the Company is required (so long as certain conditions are met) to pay the accelerated Installment Amount in shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) at the Company Conversion Price, which is the lower of (i) the Conversion Price then in effect and (ii) the Market Price, defined as 85% of the lower of (x) the arithmetic average of the 4 lowest daily weighted average prices of the Common Stock during the Measuring Period (as defined in the Notes) and (y) the closing sale price on the date prior to the date of determination. Therefore, depending on market conditions and the decision of the selling stockholders to accelerate the payment of Installment Amounts, significantly more than 1,867,252 shares of Common Stock could be issued to the selling stockholders before repayment of the Notes is made in full.  In fact, as comment number 3 notes, one of the selling stockholders has twice accelerated the payment of principal and interest and has received Common Stock having a per share value of $3.41 and $2.98. If the remaining $11,450,000 in principal amount was accelerated and paid with shares of Common Stock having a value of $2.98 per share, the Company would be required to issue 3,842,281 shares of Common Stock.

Furthermore, if the Company were to default on its obligations under the Notes, the selling stockholders could require the Company to repay the Notes with shares of Common Stock in accordance with the terms of the Notes. In the case of a default, the conversion price would be a price equal to the greater of (x) 115% of the amount the selling stockholder seeks to have paid (the “Default Conversion Amount”) and (y) the product of (A) the Default Conversion Amount and (B) the quotient determined by dividing (I) the greatest closing sale price of the shares of Common Stock during the period beginning on the date immediately preceding the event of default and ending on the date the selling stockholder delivers an Event of Default Redemption Notice, by (II) the lowest conversion price in effect during such period, which, in the case of an event of default, equals 85% of the lowest closing sale price of the Common Stock during the 30 trading days immediately prior to the conversion date. This event could also require the Company to issue more than 1,867,252 shares of Common Stock to repay the Notes.

Therefore, the Company believes that the reserve represents a good faith estimate of shares of Common Stock that may be issued in excess of the 1,867,252 shares of Common Stock that would be issued if no acceleration of Installment Amounts or events of default occurred.

2.
Given the nature and size of the secondary offering being registered, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your response, among all other relevant facts, whether Hudson Bay is a broker-dealer or an affiliate of a broker-dealer.

The Company respectfully submits that that the offering by the selling stockholders of the 4,885,625 shares contemplated under the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Consistent with the language of Rule 415(a)(1)(i) of the Securities Act, the Company notes that the Registration Statement pertains only to securities which are to be offered and/or sold solely by or on behalf of the selling stockholders and not by or on behalf of the Company, its subsidiaries, or any person of which the Company is a subsidiary. Any future sales of the Shares (as defined below) will be solely for the account of the selling stockholders and the Company will play no role in determining the amount and/or timing of any such sales. Further, the Company will not receive any proceeds from any future sales of the Shares, and the Company does not currently anticipate any sales of the Shares in the open market in the near future.

In addition, Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”) states that, in determining whether a purported secondary offering is instead an indirect primary offering, consideration should be given to the following factors (i) how long the selling stockholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

After considering the requirements of Rule 415(a)(1)(i) and the factors set forth in C&DI 612.09, the Company believes that the offering contemplated by the Registration Statement should be viewed a valid secondary offering by or on behalf of the selling stockholders named therein, and not as an indirect primary offering “by or on behalf of” the Company under Rule 415(a)(4), for the reasons set forth below.

Background

On April 16, 2015 (the “Closing Date”), the Company entered into a securities purchase agreement with the selling stockholders (the “Securities Purchase Agreement”), providing for the issuance, in a private placement (the “Private Placement Transaction”), of $15,000,000 in aggregate principal amount of Senior Secured Convertible Notes (the “Notes”), together with five-year warrants (the “Warrants”) to purchase an aggregate of 1,151,121 shares of Common Stock at an exercise price of $9.63 per share (the “Warrant Shares”). The Notes are convertible at a conversion price of $8.47 per share, subject to adjustment (the “Conversion Price”), for an aggregate of approximately 1,867,252 shares of Common Stock (the “Conversion Shares”). The Notes bear interest at a rate of 9% per annum and the interest is payable monthly in shares of Common Stock (so long as there is no “Equity Conditions Failure”, as defined in the Notes, in which case the interest must be paid in cash) at a price (the “Company Conversion Price”) which is the lower of (i) the Conversion Price then in effect and (ii) the Market Price, defined as 85% of the lower of (x) the arithmetic average of the 4 lowest daily weighted average prices of the Common Stock during the Measuring Period (as defined in the Notes) and (y) the closing sale price on the date prior to the date of determination (the “Interest Shares” and, together with the Conversion Shares and Warrant Shares, the “Shares”). Subject to limited exceptions, no conversion of the Notes or exercise of the Warrants by any selling stockholder may be effected if, after such conversion or exercise, the selling stockholder would beneficially own more than 9.99% or 4.99% (depending on the selling stockholder) of the Company’s outstanding Common Stock.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

The selling stockholders have the right to accelerate payment on each monthly redemption date of up to two monthly redemption amounts upon written notice to the Company. The selling stockholders also have the right to defer payment of a monthly redemption amount. If a monthly payment amount is accelerated and paid with Common Stock, the conversion rate will be the Company Conversion Price.

The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated April 16, 2015, by and among the Company and the selling stockholders.

In order to provide a more complete analysis as to why the contemplated registration of all of the Shares complies with Rule 415(a)(1)(i), the following discussion addresses each of the factors set forth in C&DI 612.09:

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the selling stockholders have been at market risk since entering into the Securities Purchase Agreement on April 16, 2015, a period of over 40 days as of the date of this letter, and have held the Shares that have been issued to date since May 1 and May 15, 2015, a period of over 20 days and 10 days, respectively (and could potentially hold their shares for an aggregate of 90 days from the Closing Date before the Company is required to have a resale registration statement declared effective with respect to the Shares). Moreover, during this time, neither of the selling stockholders has sold any of the Notes, Warrants or Shares and, as discussed below, the Company is not aware of any plans by the selling stockholders to sell the Notes, Warrants or Shares in the near future. This holding period is longer than the period required by the Staff for valid “PIPE” transactions.

In Securities Act Forms Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), the Staff codified its “PIPEs” interpretation, which contemplates that a valid secondary offering could occur immediately following the closing of the PIPE transaction. C&DI 116.19 provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Since no holding period is required for a PIPE transaction to be a valid secondary offering, the periods above that have already elapsed since the Closing Date are substantially longer than the holding period required by the Staff for valid PIPE transactions. This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions, including the Private Placement Transaction, a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter. Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with C&DI 116.19.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

The Circumstances Under Which The Shares Were Received

The selling stockholders acquired the Notes and Warrants under the Securities Purchase Agreement pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. In the Securities Purchase Agreement, the selling stockholders made specific representations to the Company that they were purchasing the Notes, Warrants or Shares for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the selling stockholders represented that it had made its own independent decision to purchase securities in the Private Placement Transaction. The Company is not aware of any evidence that would indicate that these specific representations were false.

Furthermore, the cash proceeds from the sale of the Notes and Warrants under the Securities Purchase Agreement, net of fees paid to the placement agent (which is not a selling stockholder) and legal fees, went directly to the Company, as will the entirety of any proceeds from the exercise of Warrants. No selling stockholder or any affiliate of the Company received or will receive any payments in connection with the Private Placement Transaction or the conversion of the Notes or the exercise of the Warrants.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the SEC’s own rules, a distribution requires “special selling efforts.” Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (Emphasis added.)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have or would take place if all of the Shares issuable in the Private Placement Transaction and covered by the Registration Statement were registered. To the Company’s knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to distribute its shares of Common Stock, nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations made by them in the Securities Purchase Agreement.

The Relationship to the Company

The selling stockholders are comprised of a total of two investors in the Private Placement Transaction, none of whom, to the Company’s knowledge, had a relationship with the Company prior to their investment in the Private Placement Transaction. As noted above, neither of the selling stockholders may acquire Shares covered by the Registration Statement upon conversion of their Notes or exercise of their Warrants if they would beneficially own more than 4.99% or 9.99%, as applicable, of the Company’s outstanding Common Stock after such conversion or exercise.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

As discussed above, each of the selling stockholders also represented and warranted that the Notes, Warrants and Shares being acquired by such selling stockholder were being acquired for such selling stockholder’s own account, not as nominee or agent, not with a view to the resale or distribution of any part of such securities in violation of the Securities Act and in the ordinary course of its business. The Private Placement Transaction was negotiated at arm’s length, with each of the selling stockholders incurring all of the economic and market risk attendant to this type of transaction.

The Amount of Shares Involved

The 4,885,625 Shares covered by the Registration Statement, when added to the Company’s currently outstanding shares of Common Stock, would represent approximately 35% of the Company’s total outstanding shares of Common Stock. The Company respectfully submits that the number of shares covered by the Registration Statement is reasonable in relation to other transactions that have been reviewed and approved by the Staff. This represents only one factor to be considered by the Staff in applying Rule 415(a)(1)(i) and is not determinative in light of the other factors discussed in this letter. Focusing solely on the number of shares being registered is inconsistent with C&DI 612.09 and the facts and circumstances recited above.

A focus solely on numbers of shares would contradict the Staff’s own interpretative positions. For example, Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”), describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Securities Act Forms Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”), regarding the use of Form S-3 to effect a secondary offering, provides:

“Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make "secondary" offerings of the issuer's securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

These interpretive positions make clear that even a stockholder who may be an affiliate solely by reason of the size of his or her ownership can effect a valid secondary offering of its affiliate shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer. In the present case, each of the selling stockholders is prevented from acquiring more than 4.99% or 9.99% (depending on the selling stockholder) of the Company’s outstanding Common Stock after conversion or exercise, as applicable, thereby assuring that the selling stockholder will not have the status of an affiliate by reason of the level of ownership.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

A focus solely on numbers of shares to be registered would also ignore a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the selling stockholders evaluated an investment in the Company on the basis of the business purpose for the Private Placement Transaction and whether they believed the Company’s proposed use of proceeds was reasonable and likely to produce above average investment returns. By focusing solely on the percentage of the public float or the percentage of the shares outstanding, the Staff would unfairly penalize smaller companies such as the Company by disproportionately hindering their ability to raise capital.

Whether the Investors are in the Business of Underwriting Securities

Neither of the selling stockholders has an underwriting relationship with the Company or is in the business of underwriting securities. The selling stockholders are private investment funds that buy and sell portfolio securities for their own accounts. Each of the selling stockholders represented at the time of purchase that it was buying for its own account and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation. To the Company’s knowledge, neither of the selling stockholders has sold any Notes or Warrants since the closing of the Private Placement Transaction. In addition, to the Company’s knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to distribute its shares of Common Stock.

Whether Under All the Circumstances it Appears that the Investors are Acting as a Conduit for the Company

As the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution and are not acting as conduits for the Company. The selling stockholders made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s C&DIs, and have represented that they purchased the securities for their own accounts and not with a view to the resale or distribution thereof and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the selling stockholders represented that it had made its own independent decision to purchase securities in the Private Placement Transaction and there is no evidence to suggest that either of the selling stockholders are acting in concert to effect a coordinated distribution of the shares.

The number of shares covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and approved by the Staff. Neither of the selling stockholders is in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the selling stockholders. In these circumstances, the Company believes that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering that should proceed consistent with Rule 415.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

Conclusion

For all of the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering by the selling stockholders eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of all of the Shares issuable in connection with the Private Placement Transaction. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective as to all of the Shares issuable in connection with the Private Placement Transaction.

The Financing, page 4

3.
Your disclosure indicates that the conversion price for the notes is $8.47 per share, subject to adjustment as set forth in the notes for stock splits, dividends, recapitalizations and similar events. We note from your current report on Form 8-K filed on May 15, 2015 that Hudson Bay Master Fund Ltd. exercised its right to accelerate the payment of $1,300,000 of principal and $42,187.50 in interest in exchange for 450,459 shares of your common stock. In light of the disclosure in the 8-K, please tell us how you calculated the conversion price for purposes of the May 14, 2015 issuance and how that reconciles to your Form S-3 disclosure.

Please see the response to comment number 1.  We have expanded the disclosure in the Registration Statement to discuss both the effect of accelerating Installment Payments and the effect of an event of default on the payment of the Notes. Please see pages 4 and 17 of the Amendment.

In responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
May 29, 2015

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (310) 208-1182.

Very truly yours,

UNI-PIXEL, INC.

By: /s/ Jeff A. Hawthorne
       Jeff A. Hawthorne
       Chief Executive Officer